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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13G/A
                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 8)*


                                 MIGRATEC, INC.
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   598622 10 8
                                 (CUSIP Number)

                                NOVEMBER 20, 2003
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 598622 10 8                                                Page 2 of 5

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1.    Name of Reporting Person
      I. R. S. Identification No. of Above Person (entities only)

      MT Partners, L.P.

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2.    Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                         (b) [ ]

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3.    SEC Use Only

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4.    Citizenship or Place of Organization                                 Texas

               5.    Sole Voting Power                                       -0-

Number of
Shares         6.    Shared Voting Power                                     -0-
Beneficially
Owned by
Each           7.    Sole Dispositive Power                                  -0-
Reporting
Person With
               8.    Shared Dispositive Power                                -0-
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person           -0-

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10.   Check box if the Aggregate Amount in Row (9) Excludes
      Certain Shares*                                                        [ ]

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row(9)                     0.00%

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12.   Type of Reporting Person*                                               PN
--------------------------------------------------------------------------------




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 598622 10 8                                                Page 3 of 5



ITEM 1(a). NAME OF ISSUER:

        MigraTEC, Inc., a Delaware corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        11494 Luna Road, Suite 100, Dallas, Texas 75234

ITEM 2(a). NAME OF PERSON FILING:

        MT Partners, L.P.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        500 Crescent Court, Suite 250, Dallas, TX, 75201

ITEM 2(c). CITIZENSHIP:

        MT Partners, L.P.'s place of organization is Texas

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

        Common Stock, $0.001 par value per share

ITEM 2(e). CUSIP NUMBER:

        598622 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

        Not Applicable

ITEM 4. OWNERSHIP.

        (a)  Amount beneficially owned:                                 -0-

        (b)  Percent of class:                                        0.00%

        (c)  Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote             -0-

             (ii)  Shared power to vote or to direct the vote           -0-

             (iii) Sole power to dispose or to direct the
                   disposition of                                       -0-

             (iv) Shared power to dispose or to direct the
                  disposition of                                        -0-




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CUSIP No. 598622 10 8                                                Page 4 of 5



ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

        Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not Applicable

ITEM 10. CERTIFICATION.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No. 598622 10 8                                                Page 5 of 5


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 2003                        MT PARTNERS, L.P.

                                         By:  CARDINAL HOLDING CORPORATION
                                              General Partner

                                              By:  /s/ Debbie Crady
                                                   --------------------------
                                                      Name:  Debbie Crady
                                                      Title: Vice President